Exhibit 99.4

Steben & Company, Inc.

Statement of Financial Condition
March 31, 2009

Assets
Cash and cash equivalents	$4,468,044
Receivable from Managed Funds	4,302,886
Commissions receivable	279,229
Investment in Aspect Global Diversified Fund LP	494,206
Certificate of deposit	23,485
Other assets	646,391

Total assets	$10,214,241

Liabilities and Stockholder's Equity

Liabilities
Commissions payable	$1,203,555
Payable to Managed Funds	263,255
Accounts payable and accrued expenses	2,542,387
Total liabilities	4,009,197

Stockholder's equity
Common stock (1,000 shares authorized, issued, and outstanding, $1 par value)	1,000
Additional paid-in capital	129
Retained earnings	6,203,915
Total stockholder's equity	6,205,044

Total liabilities and stockholder's equity	$10,214,241

See Notes to Statement of Financial Condition.

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 1.	Nature of Operations and Significant Accounting Policies

Nature of Operations: Steben & Company, Inc. (the Company) was organized in the State of Maryland, is registered as a broker-dealer with the Securities and Exchange Commission (the SEC), and is registered with the Financial Industry Regulatory Authority.  The Company is also registered as an introducing broker and commodity pool operator with the Commodity Futures Trading Commission (the CFTC), and is a member of the National Futures Association.

The Company acts as general partner and commodity pool operator of Futures Portfolio Fund, Limited Partnership, Sage Fund Limited Partnership and Aspect Global Diversified Fund LP (the Managed Funds). The Company earns management fees, selling agent fees, and General Partner 1 percent allocations from Futures Portfolio Fund, Limited Partnership and Sage Fund Limited Partnership and management fees, selling agent fees and broker-dealer servicing fees from Aspect Global Diversified Fund LP.  The Company also receives commissions for wholesaling other commodity pools.

The Company is not required to consolidate any entities pursuant to FASB Interpretation No. 46 (revised December 2003) or Emerging Issues Task Force Issue 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Cash Equivalents: The Company defines cash equivalents as short-term, highly liquid investments with original maturities of three months or less.

Revenue Recognition: Commissions, management fees, selling agent fees, broker-dealer servicing fees, General Partner 1 percent allocations, income allocation from Aspect Global Diversified Fund LP and related expenses are recognized on the accrual basis.

Investment in Aspect Global Diversified Fund LP (Aspect): The Company's investment in Aspect represents an investment as general partner that is carried at fair value, with unrealized gains and losses reflected in the statement of income. The Company and/or its affiliates are required to purchase and maintain an interest in Aspect equal to the greater of 1 percent of the aggregate capital contributions to Aspect or $25,000.

Income Taxes: No provision has been made for federal income taxes as the Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code and, accordingly, income is taxable to the stockholder.  The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes on January 1, 2007, which defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority.  FIN 48 applies to all tax positions accounted for under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.  For the quarter ended March 31, 2009, no income tax liability for uncertain tax positions has been recognized in the accompanying financial statement.

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 2.	Fair Value of Financial Instruments

Statement of Financial Accounting Standard No. 157 (SFAS 157), Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.  In accordance with SFAS 157, the Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy.  The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.  The fair value hierarchy is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar or identical assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The investment in money market funds is valued using quoted market prices and are classified within Level 1.  The investment in the certificate of deposit is valued based on contractual terms and is classified within Level 2.  The Company’s investment in general partner units of Aspect Global Diversified Fund LP is reported in the statement of financial condition at fair value.  Fair value ordinarily is the value determined by management in accordance with the valuation policies of the general partner units and as reported at the time of the Company’s valuation.  Generally, the fair value of the Company’s investment in Aspect represents the amount that the Company could reasonably expect to receive from Aspect if the Company’s investment was redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Company believes to be reliable.  This financial instrument is classified in Level 3 of the fair value hierarchy.

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 2.	Fair Value of Financial Instruments, Continued

The following summarizes the Company's financial assets as of March 31, 2009 by level within the fair value hierarchy:

Description	Level 1	Level 2	Level 3	Total

Cash equivalents - money market funds	$4,468,044	$-	$-	$4,468,044
Investment in Aspect Global Diversified Fund LP	-	-	494,206	494,206
Certificate of deposit	-	23,485	-	23,485
Total assets at fair value	$4,468,044	$23,485	$494,206	$4,985,735

Substantially all of the Company's assets and liabilities are considered financial instruments and are already reflected at fair value (as summarized above) or at carrying amounts that approximate fair values because of short maturity of the instruments.  Therefore, their carrying amounts approximate their fair values.

Note 3.	Managed Funds

As the general partner of the Managed Funds, the Company conducts and manages their respective businesses.  The Company earns management fees that are based on a fixed percentage (up to 1.95 percent) of the month-end net assets of the Managed Funds.  The Company also receives a 1 percent allocation of any profits or losses from Futures Portfolio Fund, Limited Partnership and Sage Fund Limited Partnership (the General Partner 1 percent allocation).

The Company earns selling agent fees and broker-dealer servicing fees in connection with the sales efforts to attract new investors, which are based on a fixed percentage (ranging from 0.2 percent to 3.0 percent annually) of the month-end net assets of the Managed Funds.  The Company, in turn, pays substantially all of the selling agent fees to the respective selling agents.

The Company pays certain expenses on behalf of the Managed Funds.  Futures Portfolio Fund, Limited Partnership and Sage Fund Limited Partnership reimburse the Company for expenses, subject to a limit of 1 percent of their average month-end net assets.  Aspect Global Diversified Fund LP reimburses the Company for administrative expenses subject to a limit of 0.95 percent of average month-end net assets and offering expenses subject to a limit of 0.75 percent of average month-end net assets.  The Company may elect to reduce this percentage to absorb additional operating expenses of the Managed Funds.  For Futures Portfolio Fund, Limited Partnership, and Sage Fund Limited Partnership, the Company elected to reduce this percentage to 0.75 percent and 0.65 percent, respectively.

Receivable from and payable to Managed Funds at March 31, 2009 consists of:

Description	Receivable from	Payable to

Management fees	$1,515,665	$-
Selling agent fees	1,188,224	-
General partner 1% allocations	-	263,255
Offering expense	9,290	-
Broker dealer service fees	1,381	-
Receivable for expenses	1,588,326	-
	$4,302,886	$263,255

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 4.	Commitments and Contingencies

The Company leases office space under a noncancelable operating lease agreement that expires in 2013.  At March 31, 2009, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

March 31,
2010	$204,629
2011	239,743
2012	246,935
2013	254,334
2014	85,608
Total	$1,031,249

The certificate of deposit of $23,485 collateralizes a bank letter of credit issued in connection with the office space lease.  The certificate of deposit matures on November 20, 2009, has an interest rate of 3.8 percent, and is renewed annually.

Note 5.	Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties that provide indemnifications under certain circumstances.  The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.  Management of the Company expects the risk of loss to be remote.

Note 6.	SIMPLE Individual Retirement Account

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) individual retirement account, whereby the Company matches contributions made by eligible employees up to a maximum of 3 percent of employee compensation.

Note 7.	Off-Balance-Sheet Risk and Concentration of Credit Risk

The Managed Funds engage in the speculative trading of U.S. and foreign futures, options on futures contracts and forward contracts (collectively, derivatives).  The Funds are exposed to both market risk, the risk arising from changes in the market value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract.  Theoretically, the Funds, and the Company as general partner, are exposed to market risk equal to the notional contract value of derivatives purchased and unlimited on derivatives sold short.  The Funds' trading of forward contracts in unregulated markets between principals also exposes the Funds and the Company to the risk of loss from counterparty nonperformance.  The Company has established procedures to actively monitor the Managed Funds' market and credit risks.

The Company has cash and cash equivalents on deposit with financial institutions that, at times, exceed federally insured limits.  The Company does not anticipate nonperformance by these counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 8	Net Capital Requirements

The Company is subject to the minimum net capital requirements of the SEC and the CFTC. Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined.  Under the CFTC Net Capital Requirements (Regulation 1.17), the Company is required to maintain "adjusted net capital," as this term is defined, equal to the greater of $45,000 or the amount required by its self-regulatory organization.  "Net capital," "adjusted net capital," and "aggregate indebtedness" change from day to day, but as of March 31, 2009, the Company had net capital and net capital requirements of $2,148,406 and $249,729, respectively. The net capital requirements may effectively restrict, among other things, distributions to the stockholder.

Note 9.	Subsequent Events

Subsequent to March 31, 2009, the Company distributed $2,000,000 to the sole stockholder.